SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  MedWave, Inc.

                           Common Stock, No Par Value

                                   585081 10 2


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


(Continued on the following page(s))


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                  Page 1 of 4



CUSIP No. 585081 10 2                 13G                     Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  David Johnson
                  ***-**-****

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                5.       SOLE VOTING POWER


          NUMBER OF                               402,079


            SHARES              6.       SHARED VOTING POWER

         BENEFICIALLY                             0

        OWNED BY EACH           7.       SOLE DISPOSITIVE POWER


       REPORTING PERSON                           402,079


             WITH               8.       SHARED DISPOSITIVE POWER

                                                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  402,079


10.      CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                  8.4%


12.      TYPE OF REPORTING PERSON*

                  IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 4 Pages


Item 1(a)           Name of Issuer:

                             MedWave, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:

                             4382 Round Lake Rd. W.
                             St. Paul, MN  55112-3923

Item 2(a)           Name of Person Filing:

                             See Cover Page Item 1

Item 2(b)           Address of Principal Business Office or, if none, residence:

                             c/o Miller, Johnson & Kuehn, Incorporated
                             5500 Wayzata Blvd.
                             Suite 800 - 8th Floor
                             Minneapolis, MN  55416

Item 2(c)           Citizenship:

                             See Cover Page Item 4

Item 2(d)           Title of Class of Securities:

                             Common Stock, no par value

Item 2(e)           CUSIP No.

                             See Cover Page

Item 3              Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                             Not applicable

Item 4(a)           Amount Beneficially Owned:

                             See Cover Page Item 9. Includes 70,000 shares of common stock immediately exercisable pursuant to a Warrant.

Item 4(b)           Percent of Class

                             See Cover Page Item 11.

Item 4(c)           Number of Shares as to Which Such Person Has:

                    (i)      sole power to vote or to direct the vote:

                                      See Cover Page Item 5

                                  Page 3 of 4



                    (ii)     shared power to vote or to direct the vote:

                                      See Cover Page Item 6

                    (iii) sole power to dispose or to direct the disposition of:

                                      See Cover Page Item 7

                    (iv) shared power to dispose or to direct the disposition of:

                                      See Cover Page Item 8

Item 5              Ownership of Five Percent or Less of a Class:

                             Not applicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:

                             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                             Not applicable

Item 8              Identification and Classification of Members of Group:

                             Not Applicable

Item 9              Notice of Dissolution of Group:

                             Not applicable

Item 10             Certification:

                             Not Applicable




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 1997


                                          /s/David B. Johnson
                                          --------------------------------------
                                          David B. Johnson



                               Page 4 of 4 Pages